Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,		Nine Months Ended June 30,
	2003	2002	2003	2002
Numerator:

Net Income	$171,894	$959,708	$2,506,456	$2,009,412

Denominator:

Denominator for basic earnings per share-weighted-average shares	9,717,815	9,225,046	9,709,750	9,139,669
Effect of dilutive securities:
Employee stock options	63,551	156,999	54,605	129,772
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	9,781,366	9,382,045	9,764,355	9,269,441

Basic earnings per share	$0.02	$0.10	$0.26	$0.22
Diluted earnings per share	$0.02	$0.10	$0.26	$0.22